Exhibit 99.1
14 December 2022
Tremor International Ltd
(“Tremor” or the “Company”)

Results of Annual General Meeting

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, held its Annual General Meeting (“AGM”) earlier today. All of the resolutions proposed at the Company’s AGM were duly passed, with the exception of Resolutions 12 and 13, which were removed from the AGM’s agenda in order for the Board to further discuss and evaluate the matters after receiving input from the Company’s shareholders.

Details of votes cast are as follows:

#	Resolution	Votes FOR	%	Votes AGAINST	%	Total Votes Cast (excluding Votes WITHHELD)	Votes WITHHELD
1	Re-elect Christopher Stibbs as an independent non-executive director	84,584,708	99.2%	660,444	0.8%	85,245,152	2,181
2	Re-elect Neil Jones as a senior non-executive director	84,325,854	98.9%	919,228	1.1%	85,245,082	2,251
3	Re-elect Joanna Parnell Stibbs as a non-executive director	84,312,538	98.9%	932,665	1.1%	85,245,203	2,130
4	Re-elect Lisa Klinger as a non-executive director	84,472,479	99.1%	771,934	0.9%	85,244,413	2,920
5	Re-elect Rebekah Brooks as a non-executive director	84,745,114	99.4%	499,968	0.6%	85,245,082	2,251
6	Re-elect Norm Johnston as a non-executive director	84,730,534	99.4%	514,548	0.6%	85,245,082	2,251
7	Re-elect Ofer Druker as director	84,570,323	99.2%	672,710	0.8%	85,243,033	4,300
8	Re-elect Yaniv Carmi as director	84,582,581	99.2%	660,444	0.8%	85,243,025	4,308
9	Re-elect Sagi Niri as director	82,669,694	97.0%	2,573,339	3.0%	85,243,033	4,300
10	Re-appoint Somekh Chaikin, a member firm of KPMG International, as auditors	84,788,347	99.5%	455,256	0.5%	85,243,603	3,730
11	Increase annual cash retainer of Chair of Audit Committee Lisa Klinger from £7,000 to $18,000	84,681,378	99.4%	529,659	0.6%	85,211,037	36,228

For further information or enquiries please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit:  https://www.tremorinternational.com/